                                                      Registration No. 333-22337
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                                 AMENDMENT NO. 4
                                   TO FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           ---------------------------

                       ILLINOIS SUPERCONDUCTOR CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


          Delaware                                              36-3688459
(State or other Jurisdiction                                 (I.R.S. Employer
     of Incorporation)                                       Identification No.)

        451 Kingston Court, Mt. Prospect, Illinois 60056, (847) 391-9400

                               Dr. George Calhoun
                             Chief Executive Officer
                       Illinois Superconductor Corporation
        451 Kingston Court, Mt. Prospect, Illinois 60056, (847) 391-9400


                           ---------------------------


                                 With Copies to:
                              Andrew L. Weil, Esq.
                          Sonnenschein Nath & Rosenthal
                                8000 Sears Tower
                             Chicago, Illinois 60606
                                 (312) 876-8000

         Approximate Date of Commencement of Sale to Public: From time to time after the effective date of this Registration Statement.


         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box: [ ]


         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]


         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]





                       Documents Incorporated By Reference

         Certain Portions of the Registrant's latest Form 10-K filed pursuant to
Section 13(a) of the Securities Exchange Act of 1934, which contains certified financial statements for the registrant's latest fiscal year for which a Form 10-K was required to have been filed, are incorporated by reference in this Form S-2.


                               -------------------

================================================================================

         The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell, and is not soliciting an offer to buy, these securities in any state where the offer or sale is not permitted.

================================================================================


                    Subject to Completion, Dated May 1, 2000


     ---------------------------------------------------------------------

                                   PROSPECTUS

     ---------------------------------------------------------------------


                                 619,716 SHARES

                                    ILLINOIS
                                 SUPERCONDUCTOR
                                   CORPORATION

                                  COMMON STOCK


                                ----------------


         This prospectus relates to the offer and sale from time to time of up to 619,716 shares of our common stock, including preferred stock purchase rights, by the selling stockholders specified in this prospectus.* We have issued or will issue the shares upon conversion of senior convertible notes and exercise of certain warrants held by the selling stockholders. We will not receive any proceeds from the sale of the shares, but we will receive proceeds from the exercise of the warrants.

         Our common stock is traded on the National Association of Securities Dealers, Inc. over-the-counter electronic bulletin board under the symbol "ISCO.OB." On April 28, 2000, the closing price of our common stock as reported on the over-the-counter bulletin board was $4.25 per share. Our principal executive offices are located at 451 Kingston Court, Mt. Prospect, Illinois 60056 and our telephone number at that address is (847) 391-9400.


         AN INVESTMENT IN THE SHARES OFFERED HEREBY ENTAILS A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR INFORMATION THAT YOU SHOULD CONSIDER BEFORE PURCHASING THE SHARES OFFERED BY THIS PROSPECTUS.

                                ----------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus if truthful or complete. Any representation to the contrary is a criminal offense.


                The date of this Prospectus is May       , 2000
                                                     ----

* The registration statement of which this prospectus is a part, which was made effective July 9, 1999, provided for the sale of up to 18,340,182 shares of our common stock by the selling stockholders specified in this prospectus. Since that date, 17,720,466 shares of our common stock have been sold by the selling stockholders pursuant to the registration statement, leaving a remaining balance of 619,716 shares. See "SELLING STOCKHOLDERS."

                                TABLE OF CONTENTS



WHERE YOU CAN FIND MORE INFORMATION......................................................................2
RECENT DEVELOPMENTS......................................................................................3
RISK FACTORS.............................................................................................4
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS....................................................14
USE OF PROCEEDS.........................................................................................15
SELLING STOCKHOLDERS....................................................................................15
PLAN OF DISTRIBUTION....................................................................................17
DESCRIPTION OF OFFERED SECURITIES.......................................................................20
ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER AND BY-LAW PROVISIONS..........................................21
LEGAL MATTERS...........................................................................................21
EXPERTS.................................................................................................21
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.............................................................22
INDEMNIFICATION OF DIRECTORS AND OFFICERS...............................................................22
EXHIBITS AND FINANCIAL STATEMENT SCHEDULES..............................................................23
UNDERTAKINGS............................................................................................27
SIGNATURES..............................................................................................29
INDEX TO EXHIBITS.......................................................................................30






         PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, THE COMBINED PROSPECTUS CONTAINED IN THIS REGISTRATION STATEMENT ALSO RELATES TO THE REGISTRANT'S REGISTRATION STATEMENT ON FORM S-3 (REG. NO. 333-56601), WHICH REGISTERED 11,592,000 SHARES OF THE REGISTRANT'S COMMON STOCK AND WAS DECLARED EFFECTIVE BY THE COMMISSION ON AUGUST 13, 1998.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

                       WHERE YOU CAN FIND MORE INFORMATION


         This prospectus is part of two registration statements we have filed with the SEC. This prospectus does not contain all of the information contained in the registration statements or the exhibits to the registration statements. For further information about us, please see the complete registration statements. Summaries of agreements or other documents in this prospectus are not necessarily complete. Please refer to the exhibits to the registration statements for complete copies of these documents.

         We are subject to the information requirements of the Securities Exchange Act of 1934 and file reports, proxy statements and other information with the SEC. You may read and copy such reports, proxy statements and other information, including the registration statements and all of their exhibits, at the following SEC public reference rooms:

450 Fifth Street, N.W.     Seven World Trade Center      Citicorp Center
Judiciary Plaza            Suite 1300                    500 West Madison Street
Room 1024                  New York, NY 10048            Suite 1400
Washington, D.C. 20549                                   Chicago, IL 60661

         You may obtain information on the operation of the SEC public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statements of which this prospectus forms a part and the documents incorporated by reference that are listed below, are also available from the SEC's Web site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

         The SEC allows us to "incorporate by reference" into this prospectus certain information that we file with it. This means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. You should read the information incorporated by reference because it is an important part of this prospectus .

         We incorporate by reference the following documents that we previously filed with the SEC pursuant to the Securities Exchange Act:


         1. The Annual Report on Form 10-K for our fiscal year ended December 31, 1999;

         2. A copy of the Company's Current Report on Form 8-K filed on March 16, 2000, reporting earnings for the quarter and year ended December 31, 1999.

         3. A copy of the Company's Current Report on Form 8-K filed on March 28, 2000, reporting on an additional $4.0 million investment in the Company by the Investors.

         This prospectus is accompanied by a copy of our most recent Annual Report on Form 10-K. The documents incorporated by reference in this prospectus that are not delivered with this prospectus may be obtained from us without charge. You may obtain these documents incorporated by reference in this prospectus by telephoning us at (847) 391-9400 or writing us at the following address:

                               Corporate Secretary
                               Illinois Superconductor Corporation
                               451 Kingston Court
                               Mt. Prospect, Illinois 60056

         Our Web site is located at http://www.ilsc.com. Information contained in our Web site is not a part of this prospectus.


                               RECENT DEVELOPMENTS

         On November 5, 1999, the Company entered into a letter agreement (the "Letter Agreement") with Elliott Associates, L.P. ("Elliott Associates"), Westgate International, L.P. ("Westgate") and Alexander Finance, L.P. (collectively, the "Investors") in connection with a $1 million financing transaction (the "November Financing"). The effect of the Letter Agreement and related matters may have been an acquisition of control of the Company by the Investors and/or their designees to the Company's board of directors, from the board of directors of the Company as previously constituted.

         The Letter Agreement provides that, for so long as there are outstanding notes under the Letter Agreement, if Mr. Mark Brodsky, Mr. Samuel Perlman or Dr. George Calhoun resigns, dies or becomes incapacitated, the Company must fill such vacancy with a person selected or approved by the Investors and affords the Investors the right to accelerate certain convertible securities held by the Investors in the event that, with certain exceptions, and after specified periods, such selections are not appointed or elected as directors. On November 5, 1999, the board of directors accepted the resignations of board members Messrs. Robert Mitchum and Terry Parker, expanded the board to six members and, effective November 8, 1999, in accordance with the Letter Agreement, appointed Messrs. Mark Brodsky and Sam Perlman of Elliott Associates and Dr. George Calhoun of Divinci Partners to the Company's board of directors. Mr. Howard Hoffman, who was designated in July 1998, in accordance with a Securities Purchase Agreement dated May 15, 1998 by and among the Company, Elliott Associates, Westgate, Alexander Finance, LP, State Farm Mutual Automobile Insurance Company, Spring Point Partners, L.P. and Spring Point Offshore Fund (the "May 1998 Agreement"), to be a director of the Company, has served on the board since that time and continues to serve as a director.

         On November 24, 1999, the Company announced the appointments of Dr. Calhoun to the position of Chief Executive Officer, Mr. Dennis M. Craig to the position of President and Mr. Brodsky to the position of Chairman of the Board. These appointments filled the vacancy created by the departure of Dr. Edward Laves, who resigned as chief executive officer and a member of the board in November 1999 to pursue another opportunity.


         On December 29, 1999, pursuant to the Letter Agreement, the Investors invested an additional $1 million in the Company (the "December Financing")and received warrants and convertible notes on the same terms as the warrants and convertible notes issued in the November Financing.

         On March 27, 1999, pursuant to the Letter Agreement, the Investors invested an additional $4 million in the Company (the "March Financing") and received warrants and convertible notes on the same terms as the warrants and convertible notes issued in the November and December Financings.

         The terms of the Letter Agreement and the November, December and March Financings are described below in greater detail under "Risk Factors - Substantial Number of Shares Eligible for Future Sale; Dilution."

                                  RISK FACTORS

         An investment in the shares of our common stock entails a high degree of risk. You should carefully consider the following risks and uncertainties, and all other information contained or incorporated by reference in this prospectus, before purchasing the shares of our common stock offered by this prospectus. Any of the following risks could materially adversely affect our business, operating results or financial condition and could result in a complete loss of your investment.

         The following factors, in addition to the other information contained elsewhere herein, should be considered carefully in evaluating the Company and its business.

Uncertain Market Acceptance of Superconducting Telecommunications Products

         The Company's radio frequency ("RF") filter products, which are based on the Company's high temperature superconductor ("HTS") technology, have not been sold in very large quantities and a sufficient market may not develop for the Company's products. The Company's customers establish demanding specifications for performance and reliability. The Company's RF filter products may not continue to meet product performance and reliability criteria set by cellular and Personal Communications Services ("PCS") service providers. Also, the Company's products may not operate reliably on a long-term basis, the Company may be unable to manufacture adequate quantities of any products it develops at commercially acceptable costs or on a timely basis, or the Company's current or future products may not achieve market acceptance. The Company has experienced, and may continue to experience, quarterly fluctuations in its results of operations as its RF filter products attempt to gain market acceptance while being subject to the lengthy purchase processes of customers. Failure to successfully develop, manufacture and commercialize products on a timely and cost-effective basis will have a material adverse effect on the Company's business, operating results and financial condition.

Limited Operating History; History of Losses; and Uncertainty of Financial
Results

         The Company was founded in October 1989 and through 1996 was engaged principally in research and development ("R&D"), product testing, manufacturing, marketing and sales activities. The Company has only recently begun to generate significant revenues from the sale of its RF filter products. Prior to the commencement of these sales, the majority of the Company's revenues were derived from R&D contracts, primarily from the U.S. government. The Company does not expect revenues to increase dramatically until it ships a significantly larger amount of its RF products. Accordingly, the Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of product commercialization.

         The Company has incurred substantial net losses in each year since its inception. The Company expects to continue to incur operating losses through at least the end of 2000 as it continues to devote significant financial resources to its product development, manufacturing, marketing and sales efforts. Even if the Company is able to overcome the significant remaining manufacturing and marketing hurdles necessary to sell large quantities of its RF filter products, the Company may never achieve a profitable level of operations or, if profitability is achieved, it may not be sustained.

         The Company's customers are highly concentrated. The loss of an individual customer may have a material adverse effect on the Company's business. The wireless telecommunications market is currently experiencing an increasing rate of consolidation among the largest wireless operators, which may cause a significant disruption and/or delay in the sales of the Company's products. In order to continue to grow revenues, the Company may be required to further reduce the prices of its products. In the event of further price reductions, the Company may not be able to reduce product costs sufficiently to achieve acceptable product margins.

Future Capital Needs and Delisting of Common Stock

         To date, the Company has financed its operations primarily through public and private equity and debt financings. In addition, the Company's outstanding debt instruments contain certain restrictions which may adversely impair the Company's ability to obtain additional financing. See "Substantial Leverage; Restrictions Contained in Debt Instruments" below. If additional funds are raised by issuing other equity or convertible debt securities, further dilution to existing or future stockholders is likely to result. If adequate funds are not available on acceptable terms when needed, the Company would be required to substantially delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products and research and development programs, or may be required to obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, product candidates or potential products that the Company would not otherwise relinquish. This would materially adversely affect the Company's business, operating results and financial condition. Inadequate funding also could impair the Company's ability to compete in the marketplace.

         The Company regularly examines opportunities to expand its technology base and product line through means such as licenses, joint ventures and acquisitions of assets or ongoing businesses, and may issue securities in connection with such transactions. However, no commitments to enter into or pursue any such transactions have been made at this time, and any such discussions may not result in any such transaction being concluded.

         In addition, the Company currently has no unreserved authorized shares of its Common Stock, $0.001 par value per share (the "Common Stock"), available for future issuance in connection with financings. The Company has requested that its stockholders approve a substantial increase in the number of authorized shares at the annual meeting of the Company's stockholders to be held on May 17, 2000. Failure to obtain this approval would limit the Company's ability to raise sufficient funds to support its business plans and would entitle the Investors to demand redemption of their Notes (as defined below). See "- Substantial Number of Shares Eligible for Future Sale; Dilution."

         The Common Stock is not listed on the Nasdaq Stock Market. Instead, the Common Stock trades in the over-the-counter market and is quoted on the National Association of Securities Dealers, Inc. electronic bulletin board. These sources do not provide the same type of trading information as Nasdaq, and the over-the-counter market does not provide the same liquidity for trading as Nasdaq. This could be having a material adverse effect on the liquidity of the Common Stock and on the Company's ability to obtain additional funding.

         The Company has applied to have its Common Stock listed on the Nasdaq SmallCap Market. There can be no assurance, however, whether or when the application will be approved and the Common Stock listed.

Substantial Leverage; Restrictions Contained in Debt Instruments

         The Company is substantially leveraged. The degree to which the Company is leveraged may adversely affect the Company's ability to finance its future operations, to compete effectively against better capitalized competitors and to withstand downturns in its business or the economy generally. Although the Company's outstanding Notes (as defined below under "Substantial Number of Shares Eligible for Future Sale; Dilution") currently permit, subject to certain restrictions, the Company to pay accrued interest on such securities in shares of Common Stock, the Company may not be permitted to do so in the future. If the Company is no longer permitted to pay accrued interest on the Notes in shares of Common Stock, the Company may not be successful in generating sufficient cash flows from its operations or raising additional equity or debt financing sufficient to enable it to pay such interest in cash. In addition, the Company's outstanding Notes contain restrictions that may adversely affect the Company's ability to raise additional equity or debt financing. Under the Notes, the Company is not permitted, without the prior approval of the holders of the Notes, (i) to incur any additional indebtedness (other than pursuant to a working capital line of credit in an amount not to exceed $1 million or to trade creditors in the ordinary course of business) or to create any lien, pledge, or encumbrance, subject to certain exceptions, on any assets of the Company, (ii) for so long as a significant portion of the Notes remain outstanding, to engage in certain sale or merger transactions, or to engage in certain other transactions which require the approval of the Company's stockholders, or (iii) to redeem, purchase or otherwise acquire any equity or debt securities of the Company which are junior in rights or preferences to the Notes, or to pay any dividend (other than in shares of Common Stock) with respect to such securities. In addition, in the event that the Company fails to achieve break-even or positive operating income during the second quarter of 2001, the Notes may become immediately due and payable unless the holders thereof agree to modify or waive such provision. Under the Letter Agreement, the Investors have the right to designate up to two-thirds of the Company's board of directors.

Volatility of Common Stock Price

         The market price of the Common Stock, like that of many other high-technology companies, has fluctuated significantly and is likely to continue to fluctuate in the future. Since January 1, 1999 and through April 28, 2000, the closing price of the Common Stock has ranged from a low of $0.3438 per share to a high of $29.375 per share. Announcements by the Company or others regarding the receipt of customer orders, quarterly variations in operating results, additional equity or debt financings, changes in recommendations of securities analysts, results of customer field trials, scientific discoveries, technological innovations, litigation, product developments, patent or proprietary rights, government regulation and general market conditions may have a significant impact on the market price of the Common Stock. In addition, fluctuations in the price of the Common Stock could affect the Company's ability to have the Common Stock accepted for listing on a securities market or exchange.

Limited Experience in Manufacturing, Marketing and Sales

         For the Company to be financially successful, it must manufacture its products in substantial quantities, at acceptable costs and on a timely basis. Although the Company to date has produced limited quantities of its products for commercial installations and for use in development and customer field trial programs, production of large quantities at competitive costs presents a number of technological and engineering challenges for the Company. The Company may be unable to manufacture such products in sufficient volume. The Company has limited experience in manufacturing, and substantial costs and expenses may be incurred in connection with attempts to manufacture larger quantities of the Company's products. The Company may be unable to make the transition to large scale commercial production successfully.

         The Company's marketing and sales experience to date is very limited. The Company will be required to further develop its marketing and sales force in order to effectively demonstrate the advantages of its products over more traditional products, as well as competitive superconductive products. The Company may also elect to enter into agreements or relationships with third parties regarding the commercialization or marketing of its products. If the Company enters into such agreements or relationships, it will be substantially dependent upon the efforts of others in deriving commercial benefits from its products. The Company may be unable to establish adequate sales and distribution capabilities, it may be unable to enter into marketing agreements or relationships with third parties on financially acceptable terms, and any third parties with whom it enters into such arrangements may not be successful in marketing the Company's products.

         To date, the Company's products have been installed in over 300 cell sites with a wide geographic dispersion. Although the Company's products have not experienced any significant reliability problems to date, the Company's products may develop quality problems in the future. Repeated or widespread quality problems could result in significant warranty expenses and/or the loss of customer confidence. The occurrence of such quality problems could have a material adverse effect on the Company's business, operating results and financial condition.

Competition

         The wireless telecommunications equipment market is very competitive. The Company's products compete directly with products which embody existing and future competing commercial technologies. In particular, in cellular and PCS telecommunications applications, the Company competes with conventional RF component manufacturers whose products are currently in use by the Company's potential customers. Many of these companies have substantially greater financial resources, larger R&D staffs and greater manufacturing and marketing capabilities than the Company. Other emerging wireless technologies, including "smart antennas" and tower mounted amplifiers, may also provide protection from RF interference and offer enhanced range to cellular and PCS service providers at lower prices and/or superior performance, and may therefore compete with the Company's products. High performance RF filters may not become a preferred technology to address the needs of cellular and PCS service providers. Failure of the Company's products to improve performance sufficiently, reliably, or at an acceptable price or to achieve commercial acceptance or otherwise compete with conventional and new technologies will have a material adverse effect on the Company's business, operating results and financial condition.

         Although the market for superconductive electronics currently is small and in the early stages of development, the Company believes it will become intensely competitive, especially if products with significant market potential are successfully developed. In addition, if the superconducting industry develops, additional competitors with significantly greater resources are likely to enter the field. In order to compete successfully, the Company must continue to develop and maintain technologically advanced products, reduce production costs, attract and retain highly qualified personnel, obtain additional patent or other protection for its technology and products and manufacture and market its products, either alone or with third parties. The Company may be unable to achieve these objectives. Failure to achieve these objectives would have a material adverse effect on the Company's business, operating results and financial condition.

         During the fourth quarter of 1998, the Company implemented a new pricing strategy pursuant to which it reduced the prices for all of its products. Although sales of the Company's products increased significantly during the fourth quarter of 1998, such sales growth to date has not been consistently sustained over subsequent periods. Similarly, the Company may not be able to continue to reduce product costs sufficiently to achieve and maintain acceptable profit margins.

Management of Growth

         The Company's growth to date has caused, and will continue to cause, a significant strain on its management, operational, financial and other resources. The Company's ability to manage its growth effectively will require it to implement and improve its operational, financial, manufacturing and management information systems and expand, train, manage and motivate its employees. These demands may require the addition of new management personnel and the development of additional expertise by management. Any increase in resources devoted to product development and marketing and sales efforts could have an adverse effect on the Company's financial performance in the next several fiscal quarters. If the Company were to receive substantial orders, the Company may have to expand its current facility, which could cause an additional strain on the Company's management personnel and development resources. The failure of the Company's management team to effectively manage growth could have a material adverse effect on the Company's business, operating results and financial condition.

Rapid Technological Change; Possible Pursuit of Other Market Opportunities

         The field of superconductivity is characterized by rapidly advancing technology. The success of the Company will depend in large part upon its ability to keep pace with advancing superconducting technology, high performance RF filter design and efficient, low cost cryogenic technologies. Rapid changes have occurred, and are likely to continue to occur, in the development of superconducting materials and processes. The Company's development efforts may be rendered obsolete by the adoption of alternative solutions to current wireless operator problems or by technological advances made by others. In addition, other materials or processes, including other superconducting materials or fabrication processes, may prove more advantageous for the commercialization of high performance wireless products than the materials and processes selected by the Company.

         Because HTS product development is a new and emerging field, there may in the future be new opportunities that are more attractive than those initially identified by the Company for its targeted markets. As a result, the Company may elect in the future to commit its resources to such other potentially more attractive market opportunities. Such election may require the Company to limit or abandon its current focus on developing, manufacturing, marketing and selling HTS products for cellular, PCS and other telecommunications markets. The risks associated with other markets may be different from the risks associated with the cellular, PCS and other wireless telecommunications markets.

Focus on Wireless Telecommunications Market; Current and Future Competitive Technologies

         The Company has selected the wireless telecommunications market, in particular the cellular and PCS markets, as the first principal target market for its superconductor-based products. The devotion of substantial resources to the wireless telecommunications market makes the Company vulnerable to adverse changes in this market. Adverse developments in the wireless telecommunications market, which could come from a variety of sources, including future competition, new technologies or regulatory decisions, could affect the competitive position of wireless systems. Any adverse developments in the wireless telecommunications market during the foreseeable future would have a material adverse effect on the Company's business, operating results and financial condition.

         The Federal Communications Commission ("FCC") has adopted rules that provide preferential licensing treatment for parties that develop new communications services and technologies. These developments and further technological advances may make available other alternatives to cellular or PCS service, thereby creating additional sources of competition. Competition to cellular or PCS technologies could adversely affect the market for the Company's products, or result in changes in the Company's development and manufacturing programs.

Dependence on a Limited Number of Customers

         To date, the Company's marketing and sales efforts have focused on major cellular service providers in retrofit applications and, to a lesser extent, on PCS operators and cellular and PCS original equipment manufacturers. During 1999, sales to three of the Company's customers accounted for over 65% of the Company's total revenues for 1999. The Company expects that if its RF filter products achieve market acceptance, a limited number of wireless service providers and Original Equipment Manufacturers ("OEMs") will account for a substantial portion of its revenue during any period. Sales of many of the Company's RF filter products depend in significant part upon the decision of prospective customers and current customers to adopt and expand their use of the Company's products. Wireless service providers and the Company's other customers are significantly larger than, and are able to exert a high degree of influence over, the Company. Customers' orders are affected by a variety of factors such as new product introductions, regulatory approvals, end user demand for wireless services, customer budgeting cycles, inventory levels, customer integration requirements, competitive conditions and general economic conditions. The loss of one or more of the Company's customers or the failure to attract new customers would have a material adverse effect on the Company's business, operating results and financial condition.

Lengthy Sales Cycles

         Wireless service providers, wireless equipment OEMs and the Company's other customers are significantly larger than, and are able to exert a high degree of influence over, the Company. Prior to selling its products to these customers, the Company must generally undergo lengthy approval and purchase processes. Technical and business evaluation by potential customers can take up to a year or more for products based on new technologies such as HTS. The length of the approval process is affected by a number of factors, including, among others, the complexity of the product involved, priorities of the customers, budgets and regulatory issues affecting customers. The Company may not obtain the necessary approvals or ensuing sales of such products may not occur. The length of the Company's customers' approval process or delays could have a material adverse effect on the Company's business, operating results and financial condition.

Dependence on Limited Sources of Supply

         Certain parts and components used in the Company's RF filter products, including substrates, vacuum components, and cryogenic refrigerators, are only available from a limited number of sources. The Company's reliance on these limited source suppliers exposes the Company to certain risks and uncertainties, including the possibility of a shortage or discontinuation of certain key components and reduced control over delivery schedules, manufacturing capabilities, quality and costs. Any reduced availability of such parts or components when required could materially impair the Company's ability to manufacture and deliver its products on a timely basis and result in the cancellation of orders, which could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the purchase of certain key components involves long lead times and, in the event of unanticipated increases in demand for the Company's products, the Company may be unable to manufacture products in a quantity sufficient to meet its customers' demand in any particular period. The Company has no guaranteed supply arrangements with its limited source suppliers, does not maintain an extensive inventory of parts or components, and customarily purchases parts and components pursuant to purchase orders placed from time to time in the ordinary course of business.


         To satisfy customer requirements, the Company may be required to stock certain long lead time parts in anticipation of future orders. The failure of such orders to materialize as forecasted could limit resources available for other important purposes or accelerate the Company's requirement for additional funds. In addition, such excess inventory could become obsolete which would adversely affect the Company's financial performance. Business disruption, production shortfalls or financial difficulties of a limited source supplier could materially and adversely affect the Company by increasing product costs or reducing or eliminating the availability of such parts or components. In such events, the inability of the Company to develop alternative sources of supply quickly and on a cost-effective basis could materially impair the Company's ability to manufacture and deliver its products on a timely basis and could have a material adverse effect on its business, operating results and financial condition.


Intellectual Property and Patents

         The Company's success will depend in part on its ability to obtain patent protection for its products and processes, to preserve its trade secrets and to operate without infringing upon the patent or other proprietary rights of others and without breaching or otherwise losing rights in the technology licenses upon which any Company products are based. As of December 31, 1999, the Company had been issued 30 U.S. patents, had filed and was actively pursuing applications for six other U.S. patents, and was the licensee of 10 U.S. patents and patent applications held by others. One of the Company's patents is jointly owned with Lucent Technologies, Inc. The Company believes that, since the discovery of HTS materials in 1986, a large number of patent applications have been filed worldwide and many patents have been granted in the U.S. relating to HTS materials. The claims in those patents often appear to overlap and there are interference proceedings pending in the United States Patent and Trademark Office (not currently involving the Company) regarding rights to inventions claimed in some of the HTS materials patent applications. The Company also believes there are a large number of patents and patent applications covering RF filter products and other products and technologies that the Company is pursuing. Accordingly, the patent positions of companies using HTS materials technologies and RF technologies, including the Company, are uncertain and involve complex legal and factual questions. The patent applications filed by the Company or by the Company's licensors may not result in issued patents or the scope and breadth of any claims allowed in any patents issued to the

Company or its licensors may not exclude competitors or provide competitive advantages to the Company. In addition, patents issued to the Company or its licensors may not be held valid if subsequently challenged or others may claim rights in the patents and other proprietary technologies owned or licensed by the Company. Others may have developed or may in the future develop similar products or technologies without violating any of the Company's proprietary rights. Furthermore, the Company's loss of any license to technology that it now has or acquires in the future may have a material adverse effect on the Company's business, operating results and financial condition.

         Some of the patents and patent applications owned or licensed by the Company are subject to non-exclusive, royalty-free licenses held by various governmental units. These licenses permit these U.S. government units to select vendors other than the Company to produce products for the U.S. Government which would otherwise infringe the Company's patent rights which are subject to the royalty-free licenses. In addition, the U.S. Government has the right to require the Company to grant licenses (including exclusive licenses) under such patents and patent applications or other inventions to third parties in certain instances.

         Patent applications in the U.S. are currently maintained in secrecy until patents are issued. In foreign countries, this secrecy is maintained for a period of time after filing. Accordingly, publication of discoveries in the scientific literature or of patents themselves or laying open of patent applications in foreign countries tends to lag behind actual discoveries and filing of related patent applications. Due to this factor and the large number of patents and patent applications related to HTS materials, RF technologies and other products and technologies that the Company is pursuing, comprehensive patent searches and analyses associated with HTS materials, RF technologies and other products and technologies that the Company is pursuing are often impractical or not cost-effective. As a result, the Company's patent and literature searches cannot fully evaluate the patentability of the claims in the Company's patent applications or whether materials or processes used by the Company for its planned products infringe or will infringe upon existing technologies described in U.S. patents or may infringe upon claims in patent applications made available in the future. Because of the volume of patents issued and patent applications filed relating to HTS materials, RF technologies and other products and technologies that the Company is pursuing, the Company believes there is a significant risk that current and potential competitors and other third-parties have filed or will file patent applications for, or have obtained or will obtain, patents or other proprietary rights relating to materials, products or processes used or proposed to be used by the Company. In any such case, to avoid infringement, the Company would have to either license such technologies or design around any such patents. The Company may be unable to obtain licenses to such technologies or, if obtainable, such licenses may not be available on terms acceptable to the Company or the Company may be unable to successfully design around these third-party patents.

         Participation in litigation or patent office proceedings in the U.S. or other countries, which could result in substantial cost to and diversion of effort by the Company, may be necessary to enforce patents issued or licensed to the Company, to defend the Company against infringement claims made by others or to determine the ownership, scope or validity of the proprietary rights of the Company and others. The parties to such litigation may be larger, better capitalized than the Company and better able to support the cost of litigation. An adverse outcome in any such proceedings could subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties and/or require the Company to cease using certain technologies, any of which could have a material adverse effect on the Company's business, operating results and financial condition.

         The Company believes that a number of patent applications, including applications filed by International Business Machines Corporation, Lucent Technologies, Inc., and other potential competitors of the Company are pending that may cover the useful compositions and uses of certain HTS materials including yttrium barium copper oxide ("YBCO"), the principal HTS material used by the Company in its present and currently proposed products. Therefore, there is a substantial risk that one or more third parties may be granted patents covering YBCO and other HTS materials and their uses, in which case the Company could not use these materials without an appropriate license. As with other patents, the Company has no assurance that it will be able to obtain licenses to any such patents for YBCO or other HTS materials or their uses or that such licenses would be available on commercially reasonable terms. Any of these problems would have a material adverse effect on the Company's business, operating results and financial condition.

Government Regulations

         Although the Company believes that its wireless telecommunications products themselves would not be subject to licensing by, or approval requirements of, the FCC, the operation of base stations is subject to FCC licensing and the radio equipment into which the Company's products would be incorporated is subject to FCC approval. Base stations and the equipment marketed for use therein must meet specified technical standards. The Company's ability to sell its wireless telecommunications products is dependent on the ability of wireless base station equipment manufacturers and wireless base station operators to obtain and retain the necessary FCC approvals and licenses. In order for them to be acceptable to base station equipment manufacturers and to base station operators, the characteristics, quality and reliability of the Company's base station products must enable them to meet FCC technical standards. Any failure to meet such standards or delays by base station equipment manufacturers and wireless base station operators in obtaining the necessary approvals or licenses could have a material adverse effect on the Company's business, operating results and financial condition. In addition, HTS RF filters are on the U.S. Department of Commerce's export regulation list. Therefore, exportation of such RF filters to certain countries may be restricted or subject to export licenses.

         The Company is subject to governmental labor, safety and discrimination laws and regulations with substantial penalties for violations. In addition, employees and others may bring suit against the Company for perceived violations of such laws and regulations. Defense against such complaints could result in significant legal costs for the Company. Although the Company endeavors to comply with all applicable laws and regulations, it may be the subject of complaints in the future which could have material adverse effect on the Company's business, operating results and financial condition.

         The Company uses certain hazardous materials in its research, development and manufacturing operations. As a result, the Company is subject to stringent federal, state and local regulations governing the storage, use and disposal of such materials. It is possible that current or future laws and regulations could require the Company to make substantial expenditures for preventive or remedial action, reduction of chemical exposure, or waste treatment or disposal. The Company believes it is in material compliance with all environmental regulations and to date the Company has not had to incur significant expenditures for preventive or remedial action with respect to the use of hazardous materials. However, the operations, business or assets of the Company could be materially and adversely affected by the interpretation and enforcement of current or future environmental laws and regulations. In addition, although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, there is the risk of accidental contamination or injury from these materials. In the event of an accident, the Company could be held liable for any damages that result. Furthermore, the use and disposal of hazardous materials involves the risk that the Company could incur substantial expenditures for such preventive or remedial actions. The liability in the event of an accident or the costs of such actions could exceed the Company's resources or otherwise have a material adverse effect on the Company's business, results of operations and financial condition. The Company carries property and workman's compensation insurances in full force and effect through nationally known carriers which include pollution cleanup or removal and medical claims for industrial incidents.

Dependence on Key Personnel

         The Company's success will depend in large part upon its ability to attract and retain highly qualified management, administrative, manufacturing, marketing, sales and R&D personnel. Due to the specialized nature of the Company's business, it may be difficult to locate and hire qualified personnel. The loss of services of one of its executive officers or other key personnel, or the failure of the Company to attract and retain other executive officers or key personnel, could have a material adverse effect on the Company's business, operating results and financial condition.

Business Interruptions and Dependence on a Single U.S. Facility

         The Company's primary operations, including engineering, manufacturing, research, distribution and general administration, are housed in a single facility in Mt. Prospect, Illinois. Any material disruption in the Company's operations, whether due to fire, flooding, natural disaster, power loss or otherwise, would have a material adverse effect on the Company's business, operating results and financial condition. The Company carries property insurance in full force and effect through a nationally known carrier which extends coverage for most material disruptions.

Substantial Number of Shares Eligible for Future Sale; Dilution

         Under the Letter Agreement dated November 5, 1999 and related agreements between the Company and the Investors, the Company received $1 million in the November Financing, $1 million in the December Financing, and $4 million in the March Financing, in exchange for:

o $6.0 million in aggregate principal amount of senior convertible notes, bearing annual interest at 10% payable in kind or, at the Company's option (or if the Company does not meet certain requirements commencing November 5, 2001), in cash, which notes (the "New Notes") are convertible, based on their principal amount plus accrued interest to the extent such interest is payable in kind, into Common Stock at a conversion price of $0.25 per share, and mature on January 2, 2001; and

o five-year warrants (the "New Warrants") exercisable for an aggregate of 2,400,000 shares of Common Stock at an exercise price of $0.25 per share.

Except for terms specified in the Letter Agreement, the New Notes and New Warrants have the same terms as the notes and warrants issued by the Company in March 1999.

         The Letter Agreement also reduced to $0.25 per share the conversion and exercise prices, respectively, of (i) $11.8 million in aggregate principal amount of outstanding senior convertible notes (the "Old Notes" and, together with the New Notes, the "Notes"), and (ii) warrants to acquire 4,834,782 shares (the "Old Warrants" and, together with the New Warrants, the "Warrants") held by the Investors. The Old Notes and Old Warrants originally were issued in May 1998 and March 1999 and, in the case of the Old Warrants, October 1997.

         As of December 31, 1999, the Company had (i), including the Warrants, outstanding warrants to purchase 6,735,681 shares of Common Stock at a weighted average exercise price of $2.325 per share and (ii) options to purchase 1,914,847 shares of Common Stock at a weighted average exercise price of $1.83 per share (1,516,566 of which have not yet vested) issued to employees, directors and consultants pursuant to the Company's Amended and Restated 1993 Stock Option Plan, as amended, and individual agreements with management and directors of the Company. In order to attract and retain key personnel, the Company may issue additional securities, including stock options, in connection with its employee benefit plans. During the terms of the Notes and such options and warrants (including the Warrants), the holders thereof are given the opportunity to benefit from a rise in the market price of the Common Stock.

         The conversion of the Notes into, or the exercise of options and warrants (including the Warrants) for, Common Stock, as well as the sale or issuance by the Company of additional shares of Common Stock and/or rights to purchase Common Stock, would likely have an adverse or dilutive effect on the market value of the Common Stock. The Company also may in the future offer equity participation in connection with the obtaining of non-equity financing, such as debt or leasing arrangements accompanied by warrants to purchase equity securities of the Company. This could also have a dilutive effect upon the holders of Common Stock.

Anti-Takeover Provisions

         The Company has certain arrangements which may be deemed to have a potential "anti-takeover" effect in that such provisions may delay, defer or prevent a change of control of the Company. In February 1996, the Board of Directors of the Company (the "Board of Directors") adopted a stockholders rights plan (the "Rights Plan"). By causing substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors, the Series A Rights and Series B Rights of the Rights Plan may interfere with certain acquisitions, including acquisitions that may offer a premium over market price to some or all of the Company's stockholders. In addition, the Company's Certificate of Incorporation and By-Laws provide that
(i) stockholder action may be taken only at stockholders meetings; (ii) the Board of Directors has authority to issue series of the Company's preferred stock with such voting rights and other powers as the Board of Directors may determine; (iii) prior specified notice must be given by a stockholder making nominations to the Board of Directors or raising business matters at stockholders meetings; and (iv) the Board of Directors is divided into three classes, each serving for staggered three-year terms. In addition, the Company's outstanding debt instruments contain provisions which may be deemed to have a potential "anti-takeover" effect. The interests of the holders of such debt instruments could conflict with the interests of the Company's stockholders. See "Substantial Leverage; Restrictions Contained in Debt Instruments" above.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Because we want to provide you with more meaningful and useful information, this prospectus contains, and incorporates by reference, certain forward-looking statements that reflect our current expectations regarding our future results of operations, performance and achievements. We have tried, wherever possible, to identify these forward-looking statements by using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions. These statements reflect our current beliefs and are based on information currently available to us. Accordingly, these statements are subject to certain risks, uncertainties and contingencies, including the factors set forth under the caption "Risk Factors," which could cause our actual results, performance or achievements for 2000 and beyond to differ materially from those expressed in, or implied by, any of these statements. You should not place undue reliance on any forward-looking statements. Except as otherwise required by federal securities laws, we undertake no obligation to release publicly the results of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.


                                 USE OF PROCEEDS


         The selling stockholders will receive all of the net proceeds from the sale of their shares of our common stock. Accordingly, we will not receive any proceeds from the sale of the shares by the selling stockholders. If and when the selling stockholders exercise their warrants, we will receive proceeds from the sale of such warrants. We intend to use such proceeds for working capital and other general corporate purposes, including funding of our product development programs, expansion of our sales and marketing efforts, and acquisition of manufacturing equipment.


                              SELLING STOCKHOLDERS

         The following tables list certain information, as of May 31, 1999, regarding the beneficial ownership of our outstanding common stock by each of the selling stockholders, both before the offering of the shares and as adjusted to reflect the sale of the shares. The 18,340,183 shares of our common stock registered for public resale pursuant to this prospectus and listed under the column "Number of Shares Being Offered" include (1) 143,814 shares held by the selling stockholders, (2) up to 10,877,783 shares which we may issue to the selling stockholders upon conversion of $13.45 million aggregate face principal amount of the senior convertible notes, (3) up to 1,858,586 shares which we may issue to the selling stockholders as accrued interest upon conversion of the senior convertible notes and (4) up to 5,460,000 shares which we may issue to the selling stockholders upon exercise of warrants. The shares of our common stock listed under the column "Number of Shares Being Offered" assumes the accrued interest on the senior convertible notes is fully paid in shares of our common stock. At our option, we may pay accrued interest on the senior convertible notes in cash, quarterly in arrears, or in shares of our common stock, upon conversion of the senior convertible notes. The information provided under this caption "Selling Stockholders" is based on information obtained from the selling stockholders.


         Pursuant to the terms of the senior convertible notes and warrants, the selling stockholder cannot convert its senior convertible notes or exercise its warrants to the extent such conversion and/or exercise would cause the number of shares of our common stock beneficially owned by the selling stockholder and its affiliates, other than shares deemed beneficially owned through ownership of unconverted senior convertible notes and unexercised warrants, to exceed a certain percentage of the then issued and outstanding shares of our common stock following such conversion and/or exercise. For Alexander Finance, LP, the percentage limitation is 4.9%. For Elliott Associates, L.P., Westgate International, L.P., State Farm Mutual Automobile Insurance Company, Spring Point Partners, L.P. and Spring Point Offshore Fund, the percentage limitation is 9.9%. Each of Alexander Finance, LP, Elliott Associates, L.P. and Westgate International, L.P. disclaims beneficial ownership of the number of shares listed under the column "Shares

Beneficially Owned Prior to Offering" that would result in it beneficially owning shares of our common stock in excess of its percentage limitation.

         The shares listed under the column "Number of Shares Being Offered" represents the number of shares that may be sold by each selling stockholder pursuant to this prospectus. Pursuant to Rule 416 under the Securities Act of 1933, the registration statements of which this prospectus is a part also cover any additional shares of our common stock which become issuable in connection with such shares because of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

         The information under the column "Beneficial Ownership After Offering" assumes each selling stockholder sells all of its shares offered pursuant to this prospectus to unaffiliated third parties. Each selling stockholder may sell all, part or none of its shares.


                            SHARES BENEFICIALLY OWNED
                                PRIOR TO OFFERING



NAME OF SELLING
STOCKHOLDER                                            TOTAL
Alexander Finance, LP                                6,598,865
Elliott Associates, L.P.                             4,175,155
Westgate International, L.P.                         4,175,253
State Farm Mutual Automobile
  Insurance Company                                  1,818,053
Spring Point Partners, L.P.                            351,999
Spring Point Offshore Fund                              27,077
                                                    ----------
TOTAL                                               17,146,402


                       BENEFICIAL OWNERSHIP AFTER OFFERING


                                 NUMBER OF
                               SHARES BEING
NAME OF SELLING STOCKHOLDER       OFFERED     NUMBER OF SHARES   PERCENT
Alexander Finance, L.P.           7,223,561                 --        --
Elliott Associates, L.P.          4,493,427             70,891         *
Westgate International, L.P.      4,493,525             70,891         *
State Farm Mutual Automobile
  Insurance Company               1,737,384            225,000         *
Spring Point Partners, L.P.         364,265                 --        --
Spring Point Offshore Fund           28,021                 --        --
                               ------------
TOTAL                            18,340,183


------------------
         * Less than 1%.


         The above numbers reflect shares held and obtainable on exercise of warrants, conversion of notes and interest on such notes by the selling stockholders as of May 31, 1999. The following chart reflects, as of March 31, 2000, the remaining number of shares held and obtainable by the selling stockholders, any or all of which may be offered pursuant to this prospectus.

                          SHARES WHICH MAY BE OFFERED
                          PURSUANT TO THIS PROSPECTUS

NAME OF SELLING
STOCKHOLDER                                TOTAL
Alexander Finance, LP                     535,243
Elliott Associates, L.P.                   42,782
Westgate International, L.P.               41,691
State Farm Mutual Automobile                    0
  Insurance Company
Spring Point Partners, L.P.                     0
Spring Point Offshore Fund                      0
                                          -------
TOTAL                                     619,716



         The shares held and obtainable by the selling stockholders which may be offered pursuant to this registration statement are a portion of the total shares held and obtainable by the selling stockholders. For complete share ownership information with respect to the selling stockholders included in the table that held more than 5% of the Company's outstanding stock at March 31, 2000, please see our latest Form 10-K filed pursuant to Section 13(a) of the Securities Exchange Act of 1934.

         Messrs. Brodsky and Perlman provide management services to Elliott Associates and Westgate. Mr. Brodsky has served as a director of the Company since November 1999 and was previously a director between June 1998 and March 1999. Mr. Perlman has served as a director of the Company since November 1999. Howard Hoffmann has served as a director of the Company since July 1998. Messrs. Brodsky and Perlman were designated as directors pursuant to the Letter Agreement. Mr. Hoffmann was designated in July 1998, in accordance with the May 1998 Agreement, to be a director of the Company.

         According to a Schedule 13D filed by Elliott Associates, Westgate International, L.P. and Martley International, Inc. with the SEC on April 8, 1999, as amended on April 12, 1999, Martley International, Inc., is the investment manager for Westgate International, L.P. and shares power with Westgate International, L.P. to vote or direct the vote of, and to dispose or direct the disposition of, the shares of our common stock owned by Westgate International, L.P. Martley International, Inc. expressly disclaims equitable ownership of, and pecuniary interest in, any of our common stock; and Hambledon, Inc. is the sole general partner of Westgate International, L.P.


                              PLAN OF DISTRIBUTION

         Pursuant to registration rights agreements dated as of May 15, 1998 and March 31, 1999, by and between us and the selling stockholders, we agreed to register for public resale shares of our common stock which may in the future be issued to the selling stockholders, or their pledgees, donees, transferees or other successors in interest, upon the conversion of the notes, as accrued interest on the notes and/or upon exercise of the warrants. The registration statements of which this prospectus is a part, including our registration statement on Form S-3 (Reg. No. 333-56601) declared effective by the SEC on August 13, 1998, have been filed with the SEC pursuant to the registration rights agreements. We have agreed to use our best efforts to keep each registration statement effective for a period of four years commencing on the effective date of the applicable registration statement, or a shorter period if all of such shares registered under the applicable registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144 under the Securities Act prior to the expiration of the four-year period. The aggregate proceeds to the selling stockholders from the sale of shares offered pursuant to this prospectus will be the prices at which such securities are sold, less any commissions. The selling stockholders may choose to not sell any or all of the shares of our common stock offered pursuant to this prospectus.

         The senior convertible notes provide that if any one of several enumerated events occurs, including:

         - the registration statements of which this prospectus is a part cease to be effective prior to expiration of the above-mentioned effectiveness period;

         - failure of the shares to be registered or qualified for sale pursuant to the securities laws of applicable states;


         - suspension of trading of our common stock on the Nasdaq National Market for more than three consecutive trading days or delisting of our common stock from the Nasdaq National Market, unless such delisting is due to our failure to satisfy the net tangible assets or minimum bid price maintenance requirements of the Nasdaq National Market or unless our common stock is listed on another national market or exchange within three trading days; and


         - suspension of a selling stockholder's rights to convert its notes,

then the conversion price of the senior convertible notes will be decreased by 2.5% for each monthly anniversary of such event until the earlier to occur of the second month anniversary of the event and the curing of such event. After the second month anniversary, each selling stockholder, at its option, may instead receive 2.5% of the outstanding principal of its senior convertible notes for each month thereafter until the applicable event is cured. If the event is not cured by the third month anniversary, each selling stockholder has the option to require us to redeem its senior convertible notes.

         The selling stockholders, or their pledgees, donees, transferees or other successors in interest, may, from time to time, sell all or a portion of the shares of our common stock at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The selling stockholders may offer their shares of our common stock at various times in one or more of the following transactions:

         -        in the over-the counter market;


         - in any national securities exchange or market, if any, on which our common stock may be listed at the time of sale;


         - through block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

         - through purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

         - in ordinary brokerage transactions and transactions in which the broker solicits purchasers;

         -        through options, swaps or derivatives;

         -        in privately negotiated transactions;

         -        in transactions to cover short sales; and

         -        through a combination of any such methods of sale.

The selling stockholders may also sell their shares of our common stock in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus.


         The selling stockholders may sell their shares of our common stock directly to purchasers or may use brokers, dealers, underwriters or agents to sell such shares. In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from a selling stockholder or, if any such broker-dealer acts as agent for the purchaser of such shares, from a purchaser in amounts to be negotiated. Such compensation may, but is not expected to, exceed that which is customary for the types of transactions involved. Broker-dealers may agree with a selling stockholder to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with such resales, broker-dealers may pay to or receive from the purchasers of such shares commissions as described above.


         The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in sales of their shares of our common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of such shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         From time to time the selling stockholders may engage in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver their shares of our common stock in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions. In addition, from time to time a selling stockholder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of such shares or a default by a selling stockholder, the broker-dealer or financial institution may offer and sell such pledged shares from time to time.

         We are required to pay all fees and expenses incident to the registration of the shares of our common stock, including fees and disbursements, not to exceed an aggregate of $5,000, of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. We have advised the selling stockholders that during such time as they may be engaged in a distribution of the shares of our common stock, they are required to comply with the anti-manipulative provisions of Regulation M under the Securities Exchange Act.

                        DESCRIPTION OF OFFERED SECURITIES

GENERAL


         Our authorized capital stock consists of 60,000,000 shares of common stock and 100,000 shares of preferred stock. As of April 28, 2000 there were 30,274,667 shares of our common stock and no shares of our preferred stock outstanding.


COMMON STOCK

         Holders of our common stock will be entitled to one vote per share on all matters submitted to a vote of stockholders. However, the outstanding senior convertible notes held by the selling stockholders contain provisions which allow the selling stockholders to significantly influence most matters which would require stockholder approval, including many change of control transactions.




         The interests of the holders of the senior convertible notes could conflict with the interests of holders of our common stock.

         Subject to the rights of holders of any outstanding shares of our preferred stock, the holders of outstanding shares of our common stock will be entitled to the dividends and other distributions as may be declared from time to time by our Board of Directors from legally available funds. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. Subject to the rights of holders of any shares of our outstanding preferred stock, upon our liquidation, dissolution or winding up and after payment of all prior claims, the holders of shares of our common stock outstanding at that time will be entitled to receive pro rata all of our assets. All shares of our common stock currently outstanding are, and all shares of our common stock offered in this offering will be, fully paid and nonassessable.

PREFERRED STOCK


         Our Board of Directors, without further stockholder approval, may issue our preferred stock in one or more series from time to time and fix or alter the designations, relative rights, priorities, preferences, qualifications, limitations and restrictions of the shares of each series. The rights, preferences, limitations and restrictions of different series of our preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. Our Board of Directors may authorize the issuance of our preferred stock which ranks senior to our common stock for the payment of dividends and the distribution of assets on liquidation. In addition, our Board of Directors can fix limitations and restrictions, if any, upon the payment of dividends on our common stock to be effective while any shares of our preferred stock are outstanding. Our Board of Directors, without stockholder approval, can also issue our preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. Our issuance of our preferred stock may delay, defer or prevent a change in our control. We have no present intention to issue shares of our preferred stock.


         We have designated 10,000 shares of our preferred stock as series A junior participating preferred stock in connection with our stockholder rights agreement. As of the date of this prospectus, we have not issued any shares of our series A preferred stock. Please read "Item 5. Market for Registrant's Common Equity and Related Stockholder Matters -- Rights Plan" in our Annual Report on Form 10-K accompanying this prospectus for a description of our stockholder rights agreement and the series A preferred stock.

         ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER AND BY-LAW PROVISIONS

         Our certificate of incorporation and by-laws contain a number of provisions relating to corporate governance and to the rights of stockholders. These provisions include:

         - a requirement that stockholder action may be taken only at stockholder meetings and not by written consent;

         - notice requirements relating to nominations to our Board of Directors and to the raising of business matters at stockholder meetings;

         - a requirement that special meetings of stockholders can only be called by certain of our officers or a majority of our Board of Directors;




         - the authority of our Board of Directors to issue series of our preferred stock with such voting rights and other powers as our Board of Directors may determine; and

         - the classification of our Board of Directors into three classes, with directors serving for staggered three-year terms.

         These provisions may be deemed to have a potential "anti-takeover" effect in that they may delay, defer or prevent a change of our control.




                                 LEGAL MATTERS

          Certain legal matters with respect to the validity of the shares offered by the selling stockholders were passed upon for us by William M. Kochlefl, Esq., our former Vice President, General Counsel and Secretary.


                                     EXPERTS


         Ernst & Young LLP, independent auditors, have audited our financial statements and schedule included in the Annual Report on Form 10-K for our fiscal year ended December 31, 1999, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in
Note 3 to the financial statements), which is incorporated by reference in this prospectus. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS






                   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION





         Set forth below is an estimate of the approximate amount of fees and expenses (other than underwriting commissions and discounts) payable by us in connection with the issuance and distribution of our common stock pursuant to the prospectus contained in this registration statement. We will pay all of these expenses. All amounts are estimates except the SEC registration fee and the Nasdaq National Market listing fee.


                                                      APPROXIMATE
                                                           AMOUNT
                                                      -----------
Securities and Exchange Commission registration fee   $     1,269
Nasdaq National Market listing fee                         17,500
Accountants' fees and expenses                              5,000
Legal fees and expenses                                    20,000
Miscellaneous expenses                                      1,231
                                                      -----------
         Total                                        $    45,000
                                                      ===========



                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article 9 of our Certificate of Incorporation provides that we shall indemnify our directors to the full extent permitted by the General Corporation Law of the State of Delaware and may indemnify our officers and employees to such extent, except that we shall not be obligated to indemnify any such person
(1) with respect to proceedings, claims or actions initiated or brought voluntarily by any such person and not by way of defense, or (2) for any amounts paid in settlement of an action indemnified against by us without our prior written consent. We have entered into indemnity agreements with each of our directors and officers. These agreements may require us, among other things, to indemnify such directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers, as the case may be, to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification and to obtain directors' and officers' liability insurance if available on reasonable terms.

         In addition, Article 8 of our Certificate of Incorporation provides that a director of ours shall not be personally liable to us or our stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds or (iv) for any transaction from which the director derives an improper personal benefit.

         Reference is made to Section 145 of the General Corporation Law of the State of Delaware which provides for indemnification of directors and officers in certain circumstances.

         The Company has obtained a directors' and officers' liability insurance policy which entitles the Company to be reimbursed for certain indemnity payments it is required or permitted to make to its directors and officers.




         Under a registration rights agreement, we have agreed to indemnify the selling stockholders, and the selling stockholders have agreed to indemnify us and our directors, our officers, and certain control persons against, certain liabilities and expenses incurred in connection with the registration statement, including with respect to their respective obligations under the Securities Act.


                   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT
NUMBER                        DESCRIPTION OF EXHIBITS

     3.1 Certificate of Incorporation of the Company, incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-3/A, filed with the Securities and Exchange Commission ("SEC") on August 13, 1998, Registration No. 333-56601 (the "August 1998 S-3").

     3.2 By-Laws of the Company, incorporated by reference to Exhibit 3.2 to Amendment No. 3 to the Company's Registration Statement on Form S-1, filed with the SEC on October 26, 1993, Registration No. 33-67756 (the "IPO Registration Statement").

     3.3 Certificate of Amendment of Certificate of Incorporation of the Company, incorporated by reference to Exhibit 3.3 to the IPO Registration Statement.

     3.4 Certificate of Amendment of Certificate of Incorporation of the Company, incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-3/A, filed with the SEC on July 1, 1999, Registration No. 333-77337.

     4.1 Specimen stock certificate representing Common Stock, incorporated by reference to Exhibit 4.1 to the IPO Registration Statement.

     4.2      Form of Series B Warrants, incorporated by reference to Exhibit
              4.2 to the IPO Registration Statement.

     4.3      Form of Series C Warrants, incorporated by reference to Exhibit
              4.3 to the IPO Registration Statement.

     4.4      Form of Representative Warrant, incorporated by reference to
              Exhibit 4.4 to the IPO Registration Statement.

     4.5 Rights Agreement dated as of February 9, 1996 between the Company and LaSalle National Trust, N.A., incorporated by reference to the Exhibit to the Company's Registration Statement on Form 8-A, filed with the SEC on February 12, 1996.

     4.6 Convertible Preferred Stock Purchase Agreement dated as of June 6, 1997, by and between the Company and Southbrook International Investments, Ltd., incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-3, filed with the SEC on June 23, 1997, Registration No. 333-29797 (the "June 1997 S-3").

     4.7 Registration Rights Agreement dated as of June 6, 1997, by and between the Company and Southbrook International Investments, Ltd., incorporated by reference to Exhibit 4.5 to the June 1997 S-3.

     4.8 Warrant dated June 6, 1997 issued to Southbrook International Investments, Ltd., incorporated by reference to Exhibit 4.5 to the June S-3.

     4.9 Certificate of Designation, Preferences and Rights relating to the Company's Series C Convertible Preferred Stock, incorporated by reference to Exhibit 4.9 to the Company's Registration Statement on Form S-3, filed with the SEC on September 22, 1997, Registration No. 333-36089.

     4.10 Certificate of Designation, Preferences and Rights relating to the Company's Series G Convertible Preferred Stock, incorporated by reference to Exhibit 4.8 to the Company's Registration Statement on Form S-3, filed with the SEC on December 8, 1997, Registration No. 333-41731 (the "December 1997 S-3").

     4.11 Convertible Preferred Stock Purchase Agreement dated as of October 29, 1997, by and between the Company and Elliott Associates, L.P. and Westgate International, L.P., incorporated by reference to
              Exhibit 4.9 to the December 1997 S-3.

     4.12 Registration Rights Agreement dated as of October 29, 1997, by and between the Company and Elliott Associates, L.P. and Westgate International, L.P., incorporated by reference to Exhibit 4.10 to the December 1997 S-3.

     4.13 Agreement dated as of October 29, 1997, by and between the Company and Brown Simpson Strategic Growth Fund, L.P. and Southbrook International Investments, Ltd., incorporated by reference to
              Exhibit 4.11 to the December 1997 S-3.

     4.14 Form of 2% Senior Convertible Note due May 15, 2002, incorporated by reference to Exhibit 4.2 to the August 1998 S-3.

     4.15     Form of Warrant dated May 15, 1998, incorporated by reference to
              Exhibit 4.3 to the August 1998 S-3.

     4.16 Securities Purchase Agreement dated as of May 15, 1998, by and between the Company and Elliott Associates, L.P., Westgate International, L.P., Alexander Finance, LP, State Farm Mutual Automobile Insurance Company, Spring Point Partners, L.P. and Spring Point Offshore Fund, incorporated by reference to Exhibit
              4.5 to the August 1998 S-3.

     4.17 Registration Rights Agreement dated as of May 15, 1998, by and between the Company and Elliott Associates, L.P., Westgate International, L.P., Alexander Finance, LP, State Farm Mutual Automobile Insurance Company, Spring Point Partners, L.P. and Spring Point Offshore Fund, incorporated by reference to Exhibit
              4.6 to the August 1998 S-3.

     4.18 Form of 6% Senior Convertible Note due May 15, 2002 incorporated by reference to Exhibit 4.18 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

     4.19     Form of Warrant dated March 31, 1999 incorporated by reference to
              Exhibit 4.19 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

     4.20 Securities Purchase Agreement dated as of March 31, 1999, by and between the Company and Elliott Associates, L.P., Westgate International, L.P., Alexander Finance, LP and State Farm Mutual Automobile Insurance Company, incorporated by reference to Exhibit
              4.20 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

     4.21 Registration Rights Agreement dated as of March 31, 1999, by and between the Company and Elliott Associates, L.P., Westgate International, L.P., Alexander Finance, LP and State Farm Mutual Automobile Insurance Company, incorporated by reference to Exhibit
              4.21 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

     4.22 Amendment to Securities Purchase Agreement dated as of March 31, 1999, by and between the Company and Elliott Associates, L.P., Westgate International, L.P., Alexander Finance, LP, State Farm Mutual Automobile Insurance Company, Spring Point Partners, L.P. and Spring Point Offshore Fund, incorporated by reference to
              Exhibit 4.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

     5 Opinion of William M. Kochlefl, Esq. as to the legality of the securities being registered (including consent), incorporated by reference to Exhibit 5 to the August 1998 S-3.


     10.1 1993 Amended and Restated Stock Option Plan, as amended, incorporated by reference to Exhibit B to the Company's Proxy Statement filed with the SEC on May 6, 1997.

     10.2 Form of Amended and Restated Director Indemnification Agreement, incorporated by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998.


     10.3 Third Amended and Restated Registration Rights Agreement dated as of July 14, 1993, as amended, incorporated by reference to Exhibit
              10.4 to the IPO Registration Statement.

     10.4 Public Law Agreement dated February 2, 1990 between Illinois Department of Commerce and Community Affairs and the Company, incorporated by reference to Exhibit 10.5 to the IPO Registration Statement.

     10.5 Public Law Agreement dated December 30, 1991 between Illinois Department of Commerce and Community Affairs and the Company, amended as of June 30, 1992, incorporated by reference to Exhibit
              10.6 to the IPO Registration Statement.

     10.6     Representative Warrant Agreement, incorporated by reference to
              Exhibit 10.7 to the IPO Registration Statement.

     10.7 Subcontract and Cooperative Development Agreement dated as of June 1, 1993 between American Telephone and Telegraph Company and the Company, incorporated by reference to Exhibit 10.9 to the IPO Registration Statement.

     10.8 Intellectual Property Agreement dated as of June 1, 1993 between American Telephone and Telegraph Company and the Company, incorporated by reference to Exhibit 10.10 to the IPO Registration Statement.


     10.9 License Agreement dated January 31, 1990 between the Company and Northwestern University, incorporated by reference to Exhibit
              10.13 to the IPO Registration Statement.

     10.10 License Agreement dated February 2, 1990 between the Company and ARCH Development Corporation, incorporated by reference to Exhibit
              10.14 to the IPO Registration Statement.

     10.11 License Agreement dated August 9, 1991 between the Company and ARCH Development Corporation, incorporated by reference to Exhibit
              10.15 to the IPO Registration Statement.

     10.12 License Agreement dated October 11, 1991 between the Company and ARCH Development Corporation, incorporated by reference to Exhibit
              10.16 to the IPO Registration Statement.

     10.13 Public Law Agreement dated August 18, 1993 between Illinois Department of Commerce and Community Affairs and the Company, incorporated by reference to Exhibit 10.17 to the IPO Registration Statement.

     10.14 Form of Officer Indemnification Agreement incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

     10.15 Employment Agreement dated November 9, 1998 between the Company and Dennis Craig incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

     10.16 Employment Agreement dated April 12, 1999 between the Company and Amr Abdelmonem, incorporated by reference to the Company's Registration Statement on Form S-2A, filed with the SEC on July 9, 1999, Registration Number 333-77337.

     10.17 Single-Tenant Industrial building Lease between Teachers' Retirement System of the State of Illinois, landlord, and Illinois Superconductor Corporation, tenant, dated June 24, 1994, incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarterly period ending June 30, 1994.

     10.18 Letter Agreement, dated November 5, 1999, by and among the Company and the Investors, incorporated by reference to Exhibit 10(a) to the Company's Current Report on Form 8-K filed with the SEC on November 15, 1999.

     10.19 Letter Agreement re Modification of Covenants, dated November 5, 1999, by and among the Company and the Investors, incorporated by reference to Exhibit 10(b) to the Company's Current Report on Form 8-K filed with the SEC on November 15, 1999.

     10.20 Security Agreement, dated November 5, 1999, by and among the Company and the Investors, incorporated by reference to Exhibit 10(c) to the Company's Current Report on Form 8-K filed with the SEC on November 15, 1999.

     10.21 Form of Letter Agreement dated November 12, 1999, amending the Letter Agreement filed as Exhibit 10.19, incorporated by reference to Exhibit 10(f) to the Company's Current Report on Form 8-K filed with the SEC on November 15, 1999.

     10.22 Form of Securities Purchase Letter Agreement dated December 28, 1999, by and among the Company, Elliott Associates, Westgate and Alexander, incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.


     23.1     Consent of Ernst & Young LLP.




         --------





                                  UNDERTAKINGS


         (a)      The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           (i)      to include any prospectus required by
                                    Section 10(a)(3) of the Securities Act of
                                    1933;

                           (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                           (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mt. Prospect, State of Illinois on the 27th day of April, 2000.


                                       ILLINOIS SUPERCONDUCTOR CORPORATION


                                       By: /s/ GEORGE CALHOUN
                                          --------------------------------------
                                          George Calhoun
                                          Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons on April 27, 2000 in the capacities indicated.



           SIGNATURE                                    TITLE
                                      ------------------------------------------
       /s/ GEORGE CALHOUN             Chief Executive Officer and Director
----------------------------------    (Principal Executive Officer and Director)
         George Calhoun

       /s/ CYNTHIA QUIGLEY            Chief Financial Officer
----------------------------------    (Principal Financial and Accounting
        Cynthia Quigley               Officer)

       /s/ MARK D. BRODSKY            Director
----------------------------------
         Mark D. Brodsky

       /s/ HOWARD HOFFMANN            Director
----------------------------------
         Howard Hoffmann

        /s/ SAMUEL PERLMAN            Director
----------------------------------
         Samuel Perlman

       /s/ THOMAS L. POWERS           Director
----------------------------------
         Thomas L. Powers

                                INDEX TO EXHIBITS



EXHIBIT
NUMBER                DESCRIPTION
--------              -----------
23.1                  Consent of Ernst & Young LLP.










                                       30